Filed Pursuant to Rule 433

Registration Statement Nos. 333-239060, 333-239060-01,
333-239060-02, 333-239060-03, and 333-239060-4

Amcor Flexibles North America, Inc.

US$800,000,000 2.690% Senior Notes due 2031

With full and unconditional guarantees
as to payment of principal and interest by each of
Amcor plc
Amcor Finance (USA), Inc.
Amcor UK Finance plc
Amcor Pty Ltd.

Pricing Term Sheet — May 18, 2021

Issuer:	Amcor Flexibles North America, Inc.
Guarantors:	Amcor plc, Amcor Finance (USA) Inc., Amcor UK Finance plc and Amcor Pty Ltd
Expected Ratings*:	Baa2 (Stable) (Moody’s) / BBB (Stable) (S&P)
Principal Amount:	US$800,000,000
Ranking:	Senior Unsecured
Format:	SEC Registered Global Notes
Trade Date:	May 18, 2021
Settlement Date**:	May 25, 2021 (T+5) (New York Business Days for Settlement)
Maturity Date:	May 25, 2031
Benchmark Treasury:	UST 1.625% due May 15, 2031
Benchmark Treasury Price and Yield:	99-26 / 1.645%
Spread to Benchmark Treasury:	T+105bps
Coupon:	2.690% per annum (payable semi-annually)
Re-Offer Yield:	2.695% semi-annual
Re-Offer Price:	99.956%
Fees:	45 basis points
All-in Price:	99.506%
Redemption Amount:	100% of face value at Maturity Date
Interest Payment Dates:	Payable semi-annually in arrears on May 25 and November 25 of each year, beginning November 25, 2021 and ending on the Maturity Date, subject to the Following Business Day Convention

Optional Redemption:	Make-Whole Call: T+20bps at any time before February 25, 2031
Par call at any time on or after February 25, 2031
Day Count:	30/360, unadjusted
Business Day Convention:	Following Business Day Convention
Business Days:	New York, London, Sydney, Melbourne
Governing Law:	State of New York law
CUSIP:	02344A AA6
ISIN:	US02344AAA60
Denominations:	Minimum of US$2,000 with increments of US$1,000 thereafter
Joint Book Running Managers:	BofA Securities, Inc.
Citigroup Global Markets Inc.
HSBC Securities (USA) Inc.
J.P. Morgan Securities LLC
BNP Paribas Securities Corp.
MUFG Securities Americas Inc.
TD Securities (USA) LLC
Wells Fargo Securities, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Credit ratings in respect of Amcor Flexibles North America, Inc. may be made available only to a person (x) who is not a “retail client” within the meaning of section 761G of the Corporations Act and is also a sophisticated investor, professional investor or other investor in respect of whom disclosure is not required under Part 6D.2 or 7.9 of the Corporations Act, and (y) who is otherwise permitted to receive credit ratings in accordance with applicable law in any jurisdiction in which the person may be located.

**Note: It is expected that delivery of the Notes will be made to investors on or about May 25, 2021, which will be the fifth business day following the date of pricing of the Notes (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to two business days before the date of delivery will be required, by virtue of the fact that the Securities initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade Notes prior to two business days before the date of delivery should consult their own advisor.

This communication is intended for the sole use of the person to whom it is provided by the sender. This document may not be reproduced, distributed or published by any recipient for any purpose. This document has been prepared for information purposes only and does not take into account the specific requirements, investment objectives or financial circumstances of any recipient. The recipient should seek independent financial, legal, tax and other relevant advice and should independently verify the accuracy of the information contained in this document.

No EEA PRIIPs KID — No EEA PRIIPs key information document (KID) has been prepared as the Notes are not available to retail in the European Economic Area.

No UK PRIIPs KID — No UK PRIIPs key information document (KID) has been prepared as the Notes are not available to retail in the United Kingdom.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. The information in this pricing term sheet supplements the Issuer’s preliminary prospectus supplement, dated May 18, 2021 (the “Preliminary Prospectus”) and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. Before you invest, you should read the Preliminary Prospectus, together with the prospectus in that registration statement and other documents each of the Issuer and Amcor plc has filed with the SEC for more complete information about the Issuer, Amcor plc and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322.

The information in this pricing term sheet supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus.

If this document has been distributed by electronic transmission, such as e-mail, then such transmission cannot be guaranteed to be secure or error-free as information could be intercepted, corrupted, lost, destroyed, arrive late or incomplete, or contain viruses. The sender therefore does not accept liability for any errors or omissions in the contents of this document, which may arise as a result of electronic transmission.

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